Exhibit (a)(5)(l)

CONFORMED COPY
ORIGINAL FILED
SUPERIOR COURT OF CALIFORNIA
COUNTY OF LOS ANGELES

ROBBINS UMEDA LLP	FEB 28 2011
BRIAN J. ROBBINS (190264)
STEPHEN J. ODDO (174828)	John A. Clarke, Executive Officer/Clerk
REBECCA A. PETERSON (241858)	By	/s/ [Illeligible]	, Deputy
JUSTIN P. RIEGER (257321)	[Illeligible] Wesley

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (618) 525-3991

RYAN & MANISKAS, LLP

KATHARINE M. RYAN

RICHARD A. MANISKAS

995 Old Eagle School Rd., Suite 311

Wayne, PA 19087

Telephone: (484) 588-5516

Facsimile: (484) 450-2582

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

BRYAN LAMB, on Behalf of Himself and	)	Case No. BC456216
All Others Similarly Situated,	)
)
Plaintiff,	)	CLASS ACTION
)
)
V.	)
	)	COMPLAINT BASED UPON SELF- DEALING AND BREACH OF FIDUCIARY DUTY
EMERGENT GROUP INC.,	)
BRUCE J. HABER,	)
MARK WALDRON,	)
HOWARD WALTMAN,	)
K. DEANE READE, JR.,	)
UNIVERSAL HOSPITAL SERVICES, INC.,	)
SUNRISE MERGER SUB, INC.,	)
and DOES 1-25, inclusive,	)
)
Defendants.	)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1.                                       This is a shareholder class action brought by plaintiff on behalf of holders of common stock of Emergent Group Inc. (“Emergent” or the “Company”) against Emergent, Universal Hospital Services, Inc. (“UHS”), Sunrise Merger Sub, Inc. (“Sunrise”), and the members of Emergent’s Board of Directors (the “Board”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to UHS (the “Proposed Acquisition”).

2.                                       Emergent, which operates primarily through its PRI Medical Technologies, Inc. subsidiary (“PRI”), is a provider of surgical equipment to hospitals, surgical care centers, and other health care providers in sixteen states on the Eastern Seaboard and in the Western United States. Even through the economic downturn, the Company was able to grow its annual revenues and operating income each year. In fact, from fiscal 2005 through 2009, Emergent’s revenues increased nearly two-and-a-half times and operating income grew nearly sixfold. Not surprisingly, during a February 7, 2011 pre-recorded audio announcement regarding the Proposed Acquisition, Gary Blackford, Chief Executive Officer (“CEO”) of UHS, remarked to defendant Bruce J. Haber (“Haber”), Emergent’s Chairman of the Board and CEO, that Haber has “built a very successful business.”

3.                                       Despite its strength, Emergent was not completely immune to the weak economy and began feeling the impact of the soft healthcare sector in mid-2010. By August 26, 2010, in fact, the Company’s stock hit a fifty-two-week low close price of $4.76. Defendant Haber recognized the industry’s softness was only temporary, however, and continued to reassure investors that “we could see a rebound as early as the third quarter of this year” and of his “confidence that the current softness is a short-term phenomenon.” Haber was right, and the Company’s growth prospects would soon return. Indeed, by the trading day prior to the announcement of the Proposed Acquisition, Emergent’s stock had recovered over 27% from its August 2010 low to $6.06 per share. And in December 2010, the Board went so far as to declare a one-time cash dividend of $0.50 in addition to the regular $0.40 dividend in recognition of “the strong cash flow generated by [its] business model.”

4.                                       The Board, however, has decided to sell the Company now via a tender offer at the grossly inadequate price of $8.46 per share (the “Proposed Consideration”), rather than having Emergent’s shareholders continue to participate in the Company’s upside. Though it represents a one-day premium to Emergent’s stock price, the Proposed Consideration is at a discount to the price at which Emergent traded at times during 2010, including as recently as just two months ago on December 14, 2010, when the Company’s stock reached an intraday high of $8.65.

5.                                       Nonetheless, the members of the Board are breaching their fiduciary duties by deciding to sell the Company now at this unfair price. Further, the members of the Board also breached their fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into with UHS on February 6, 2011 (the “Merger Agreement”). As part of the Proposed Acquisition, the Individual Defendants (as defined herein) negotiated a go-shop period of twenty-one days that allows Emergent to solicit superior proposals from third parties. However, the twenty-one-day period is (and was designed to be) too short for potential buyers to perform meaningful due diligence. Moreover, even if Emergent did receive a superior proposal during the go-shop period, the Company is obligated to provide UHS a right to match any superior proposal within two days. Given the negligible time frame and matching rights, the likelihood of superior rival bids emerging is remote.

6.                                       In addition, even if Emergent accepted a superior proposal during the go-shop period, the defendants deterred potential bidders by agreeing to pay a $2,235,000 termination fee, or approximately 3.8% of the Proposed Acquisition’s value. According to the Merger Agreement, there were over 6.9 million shares of Emergent common stock outstanding as of February 4, 2011. Thus, the termination fee adds another $0.32 per share to the price tag for any interested suitors seeking to bid for the Company. This termination fee deters other bidders by adding transaction costs for a bidder who makes a superior offer. The termination fee also improperly limits the ability of shareholders of to receive a superior offer for their shares.

7.                                       Worse, however, is the “Top-Up Option” provision that the defendants granted UHS. Pursuant to the option, if UHS fails to reach 90% of the outstanding shares via the tender offer, the Company will issue UHS enough shares of the Company’s common stock to enable UHS to own 90% of Emergent’s outstanding stock. This will permit UHS to consummate the Proposed Acquisition via a short-form merger, rather than having to seek and obtain shareholder approval from the remaining shareholders. To trigger the Top-Up Option, defendants only need shareholders to tender a mere 65% of their shares. This, threshold is practically assured, since UHS and Sunrise have already obtained agreements from Emergent directors and officers holding 47% of the Company’s outstanding shares to tender their shares in the tender offer (each agreement a “Tender and Voting Agreement”).

8.                                       In exchange for agreeing to the draconian deal protection devices described above, the Individual Defendants are being rewarded with handsome personal benefits not shared with the Company’s public shareholders. For example, all outstanding Emergent stock options and restricted shares owned by the Individual Defendants will immediately vest and be cashed out upon consummation of the Proposed Acquisition, providing an immediate cash windfall for the Individual Defendants. Further, instead of fulfilling their legal obligation to maximize shareholder value in the Proposed Acquisition, certain of Emergent’s senior officers also secured lucrative and prestigious positions with the post-Proposed Acquisition company. For example, defendant Haber will remain as CEO of PRI following the consummation of the Proposed Acquisition.

9.                                       Because defendants dominate and control the business and corporate affairs of Emergent, there exists an imbalance and disparity of economic power between them and the public shareholders of the Company. Therefore, it is inherently unfair for defendants to execute and pursue any proposed acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration available for the Emergent shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In short, the Proposed Acquisition is designed to unlawfully divest Emergent’s public shareholders of the Company’s valuable assets for grossly inadequate consideration.

10.                                 To remedy the Individual Defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia; (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Emergent’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

11.                                 This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

12.                                 This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Emergent is a citizen of California as it has its principal place of business at 10939 Pendleton Street, Sun Valley, California.

13.                                 Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

14.                                 Plaintiff Bryan Lamb is a shareholder of Emergent.

15.                                 Defendant Emergent is a Nevada corporation that, through its wholly-owned and primary operating subsidiary, PRI, provides surgical equipment on a fee for service basis to hospitals, surgical care centers, and other healthcare providers. Emergent and PRI also provide mobile medical laser and surgical equipment in sixteen states on a per-procedure basis and technicians to support hospital-owned surgical equipment on a fee for service basis. Upon completion of the Proposed Acquisition, Emergent will become a wholly-owned subsidiary of

UHS. Emergent’s principal place of business is located at 10939 Pendleton Street, Sun Valley, California.

16.                                   Defendant Haber is Emergent’s Chairman of the Board and CEO and has been since January 2003. Haber is also Chairman of the Board and CEO of PRI. In connection with the Proposed Acquisition, Haber entered into a Tender and Voting Agreement with UHS and Sunrise, pursuant to which he agreed to tender all of his shares in the tender offer and to vote his shares in favor of the Proposed Acquisition and against any alternative acquisition proposal.

17.                                   Defendant Mark Waldron (“Waldron”) is an Emergent director and has been since August 2000. Waldron was also Emergent’s President and CEO from August 2000 to January 2003. In connection with the Proposed Acquisition, Waldron entered into a Tender and Voting Agreement with UHS and Sunrise, pursuant to which he agreed to tender all of his shares in the tender offer and to vote his shares in favor of the Proposed Acquisition and against any alternative acquisition proposal.

18.                                     Defendant Howard Waltman (“Waltman”) is an Emergent director and has been since 2001. In connection with the Proposed Acquisition, Waltman entered into a Tender and Voting Agreement with UHS and Sunrise, pursuant to which he agreed to tender all of his shares in the tender offer and to vote his shares in favor of the Proposed Acquisition and against any alternative acquisition proposal.

19.                                     Defendant K. Deane Reade, Jr. (“Reade”) is an Emergent director and has been since September 2005. In connection with the Proposed Acquisition, Reade entered into a Tender and Voting Agreement with UHS and Sunrise, pursuant to which he agreed to tender all of his shares in the tender offer and to vote his shares in favor of the Proposed Acquisition and against any alternative acquisition proposal.

20.                                     Defendant UHS is a Delaware corporation and a leading provider of medical equipment management and service solutions to the United States healthcare industry. UHS manages more than 565,000 pieces of medical equipment for over 8600 clients across the United States. UHS’s medical equipment management and service solutions help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction, and support optimal patient outcomes. UHS’s principal place of business is located at 7700 France Avenue South, Suite 275, Edina, Minnesota.

21.                                 Defendant Sunrise is a Nevada corporation and a wholly-owned subsidiary of UHS. In connection with the Proposed Acquisition, UHS will cause Sunrise to commence a tender offer to purchase all of the issued and outstanding shares of common stock of Emergent. Upon completion of the Proposed Acquisition, Sunrise will merge with and into Emergent and will cease its separate existence.

22.                                 The defendants named above in ¶¶16-19 are sometimes collectively referred to herein as the “Individual Defendants.”

23.                                 The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class (as defined herein).

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24.                                 Under Nevada law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a)                       adversely affects the value provided to the corporation’s shareholders;

(b)                      will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c)                       contractually prohibits themselves from complying with their fiduciary duties;

(d)                      will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                       will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

25.                                 In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Emergent, are obligated under Nevada law to refrain from:

(a)                      participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                     participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                      unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26.                                 Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Emergent. Certain of the Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. Certain Emergent executives are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These executives have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Emergent common stock in the Proposed Acquisition.

27.                                 Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

28.                                 On February 7, 2011, Emergent issued the following press release announcing that the Individual Defendants had agreed to sell Emergent to UHS in a cash tender offer for $8.46 per share. The press release stated in relevant part:

SUN VALLEY, CA, February 7, 2011 — Emergent Group Inc. (NYSE: Amex Equities: LZR), a leading provider of mobile medical lasers and surgical equipment through its wholly owned subsidiary, PRI Medical Technologies, Inc., today announced that it has signed a definitive agreement with Universal Hospital Services, Inc. (UHS), whereby UHS will make a cash tender offer of $8.46 per share for all outstanding shares of Emergent Group after a customary “go-shop” period of 21 days. UHS has estimated that the total enterprise value of the transaction including debt assumption is approximately $70 million.

Assuming that UHS acquires at least 65% of the outstanding shares on a fully diluted basis, UHS intends to promptly take appropriate action to merge Emergent Group into a wholly-owned UHS subsidiary and pay all-non-tendering holders of Emergent Group the same consideration per share as paid in the tender offer. The directors and executive officers of Emergent Group, holding in the aggregate approximately 47% of the outstanding shares, have agreed to tender their shares in the tender offer unless it is terminated as a result of a superior proposal.

The tender offer is expected to commence in early March 2011. The transaction is not subject to a financing condition. The companies expect to close the transaction within 45 to 90 days.

“This transaction represents a new opportunity for PRI Medical and its employees to bring its cost-effective solutions nationwide through Universal Hospital Services’ extensive distribution network covering all 50 states,” said Bruce J. Haber, Chairman and CEO of both Emergent Group and PRI Medical. “We also believe that the transaction will be highly beneficial to shareholders. Emergent Group’s leadership has always acted with our shareholders in mind, as evidenced by our past efforts to enhance shareholder value and our Board’s declarations of sizeable annual dividends.”

PRI Medical currently operates in 16 states and provides surgical equipment and laser technology to hospitals, outpatient surgery centers and physicians’ offices. The equipment is supplied with specialized technicians, who support its proper operation and maintenance. PRI Medical also sells its customers the consumable items required for the equipment’s operation. The company’s equipment rentals allow hospitals and other providers to conserve capital and upgrade to new, cost-effective, physician-preferred medical technologies used primarily to treat the rapidly growing older population. PRI Medical also has partnered with medical technology manufacturers, recommending rentals as one alternative to their long selling cycles and, thus, opening up additional revenue streams for them.

“PRI Medical will allow us to expand our offerings into state-of-the-art surgical equipment and services for our hospital and surgery center customers,” said Gary Blackford, Chairman and CEO of UHS. “It will enhance and expand our ability to meet our commitment to our customers to bring comprehensive solutions that reduce costs, increase efficiencies and drive better health care outcomes.”

29.                                 Also, on February 7, 2011, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”), wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

30.                                 Section 1.4 of the Merger Agreement provides UHS with the Top-Up Option. The Top-Up Option gives UHS the ability to purchase from the Company the number of shares of Emergent stock that, when added to the amount UHS already owns, will equal at least one share more than 90% of the Company’s total outstanding shares. This Top-Up Option ensures that UHS will acquire the requisite 90% of shares outstanding to commence a short-form merger as long as it acquires just 65% of the Emergent shares issued and outstanding through the tender offer. Section 1.4(a) of the Merger Agreement summarizes the Top-Up Option as follows:

Subject to Section 1.4(b) and Section 1.4(c), the Company grants to Merger Sub, an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company, up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Sub at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

31.                                 To further ensure that UHS is the only buyer of the Company and to achieve the requisite 65% tender, UHS and Sunrise have entered into Tender and Voting Agreements that irrevocably bind certain Company directors and officers to tender their shares in the tender offer and vote in favor of the Proposed Acquisition and against any alternative acquisition proposal.

The parties to the Tender and Voting Agreements include all of the Individual Defendants, who collectively own approximately 47% of the Company’s outstanding shares. As a result, only an additional 18% of Emergent’s outstanding public shares, or a meager 34% of the remaining shares not subject to a Tender and Voting Agreement, need he tendered in order for UHS to exercise the Top-Up Option. Each Tender and Voting Agreement binds the shareholder to the following:

Agreement to Tender.  The Stockholder agrees that, as promptly as practicable after the commencement of the Offer, and in any event no later than the fifth Business Day prior to the end of the Offer, the Stockholder shall irrevocably tender into the Offer all of the Owned Common Shares owned by the Stockholder, free and clear of all Liens. If the Stockholder acquires any Owned Common Shares after it has made such tender, then the Stockholder shall irrevocably tender into the Offer such additional Owned Common Shares within three Business Days after the date that the Stockholder shall acquire such additional Owned Shares. The Stockholder agrees that, once the Owned Common Shares are tendered into the Offer, the Stockholder shall not withdraw the tender of such Owned Common Shares unless the Offer shall have been terminated or shall have expired, in each case, prior to the Acceptance Date and in accordance with the terms of the Merger Agreement, or unless the Merger Agreement has been terminated. In the event that the Stockholder has the right to withdraw his tender as above provided, such withdrawal shall be effective automatically upon the delivery by the Stockholder of written notice of withdrawal to Parent, whereupon the term of this Agreement shall end.

32.                                 Also, by locking up 47% of the shares, the defendants have assured that any competing offer will not receive shareholder approval, since it would require near unanimous non-insider shareholder approval to trump the insiders votes. By committing themselves to the Proposed Acquisition that ensures no competing offer can succeed, the Individual Defendants are further breaching their fiduciary duties.

33.                                 Section 6.4(e) of the Merger Agreement also provides UHS with “matching rights” in the event the Board receives a superior proposal for the Company. Pursuant to this provision, if the Board receives a superior proposal, the Company must provide written notice of the proposal to UHS that includes the material terms and conditions of the proposal by the third party. After the receipt of the notice, UHS has two business days to negotiate with the Company and reach a revised agreement such that the third-party’s offer is no longer superior. As set forth in the Section 6.4(e) of the Merger Agreement:

Except as set forth in this Section 6.4(e), the Company Board shall not make any Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the Offer Closing, the Company Board may make an Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least two (2) Business Days (the “Notice Period”) before making an Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make an Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and the Company Financial Advisor, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement.

34.                                 Section 10.3 of the Merger Agreement imposes a $2,235,000 termination fee on the Company and any potential acquirer should Emergent decide to accept a competing acquisition proposal. The termination fee provision is unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals. This fee would ultimately be borne by any competing bidder for Emergent, which serves ultimately to prejudice Emergent shareholders’ ability to receive maximum consideration for their shares in any transaction. Indeed, the termination fee amounts to 3.8% of the Proposed Acquisition’s value and would tack on an additional $0.32 per share to any competing bid.

35.                                 These onerous and preclusive deal protection devices operate to effectively ensure that no competing offers will emerge for the Company.

SELF-DEALING

36.                                 By reason of their positions with Emergent, the Individual Defendants have access to non-public information concerning the financial condition and prospects of the Company. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Emergent. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

37.                                 Specifically, defendant Haber secured for himself and other Emergent officers prestigious and lucrative positions at the post-Proposed Acquisition company. According to the transcript of the audio announcement by defendant Haber on February 7, 2011:

In terms of the leadership of PRI, I will remain as CEO and [Louis Buther] will remain as President, and the current organizational structure will continue as it is today. Our management team is expected to continue to provide support to our customer facing employees in the field, and we expect that all of PRI’s operations will continue to operate as today as a subsidiary of UHS.

38.                                 Additionally, the Individual Defendants’ stock options and restricted stock units will accelerate in connection with the consummation of the Proposed Acquisition. According to Section 3.4 of the Merger Agreement:

(a) At or immediately prior to the Effective Time, each option to purchase Shares outstanding under any stock option or compensation plan or arrangement of the Company covering any current or former employee, director or other service provider (a “Company Stock Option”), whether vested or unvested, shall be canceled, and the Company shall pay each holder of any such option at or promptly after the Effective Time for each such option an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price per Share (or, if lesser, the fair market value of a Share as of the Effective Time, as determined in accordance with Section 409A of the Code) over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased

(assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

* * *

(c) The Company shall take all requisite action so that, at the Effective Time, each restricted share award and other right, contingent or accrued, to acquire or receive shares of Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan, other than Company Stock Options (each, a “Company Stock Award”) immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Award or any other Person, canceled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Common Stock in respect of such Company Stock Award multiplied by (y) the Merger Consideration, less any Taxes required to be withheld in accordance with Section 3.7.

39.                                 The Proposed Acquisition is wrongful, unfair, and harmful to Emergent’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Emergent via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Emergent shareholders.

THE UNFAIR AND INADEQUATE PROCESS

40.                                 In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with UHS, they failed to implement a process to obtain the maximum price for Emergent shareholders.

41.                                 As a result of defendants’ conduct, Emergent public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual

Defendants, as directors and officers of Emergent, and UHS at the time the Proposed Acquisition was announced.

42.                                 In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                                          Withdraw their consent to the merger of Emergent with UHS and allow the shares to trade freely - without impediments including the termination fee, matching rights, and Tender and Voting Agreements;

•                                          Act independently so that the interests of Emergent’s public stockholders will be protected; and

•                                          Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Emergent’s public stockholders.

CLASS ACTION ALLEGATIONS

43.                                 Plaintiff brings this action for himself and on behalf of all holders of Emergent common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

44.                                 This action is properly maintainable as a class action.

45.                                 The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there were more than 6.9 million shares of Emergent common stock outstanding as of February 4, 2011.

46.                                 There arc questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                  whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d)                                 whether Emergent aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e)                                  whether UHS and/or Sunrise aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f)                                    whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

47.                                 Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

48.                                 Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

49.                                 The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

50.                                 Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

51.                                 Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

52.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

53.                                 The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Emergent and have acted to put their personal interests ahead of the interests of Emergent’s shareholders.

54.                                 By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants and Does 1-15, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Emergent.

55.                                 As demonstrated by the allegations above, the Individual Defendants and Does 1-15 failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Emergent because, among other reasons:

(a)                                  they failed to take steps to maximize the value of Emergent to its public shareholders;

(b)                                 they failed to properly value Emergent and its various assets and operations; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the officers’ and directors’ own interrelationships or connection with the Proposed Acquisition.

56.                                 Because Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of Emergent, and have access to private, corporate information concerning Emergent’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Emergent which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

57.                                 By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

58.                                 Unless enjoined by this Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Emergent’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

59.                                 The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

60.                                 As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Emergent’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

61.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Emergent

62.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

63.                                 Defendant Emergent aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of Emergent, including plaintiff and the members of the Class.

64.                                 The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

65.                                 By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

66.                                 Emergent colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual

Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

67.                                 Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

UHS, Sunrise, and Does 16-25

68.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69.                                 UHS, Sunrise, and Does 16-25 aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.

70.                                 The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

71.                                 By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

72.                                 UHS, Sunrise, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants, UHS, and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

73.                                 UHS, Sunrise, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. UHS, Sunrise, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. UHS, Sunrise, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

74.                                 Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action;

B.                                     Declaring and decreeing that the Proposed Acquisition represents a breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.                                     Rescinding, to the extent already implemented, the Merger Agreement agreed to in connection with the Proposed Acquisition;

D.                                    Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E.                                      Directing the Individual Defendants and Does 1-15 to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Emergent and obtain a transaction which is in the best interests of Emergent’s shareholders;

F.                                      Imposition of a constructive trust in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.                                     Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.                                    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: February 28, 2011	ROBBINS UMEDA LLP BRIAN J. ROBBINS STEPHEN J. ODDO REBECCA A. PETERSON JUSTIN D. RIEGER

/s/ Stephen J. Oddo
STEPHEN J. ODDO

600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

RYAN & MANISKAS, LLP
KATHARINE M. RYAN
RICHARD A. MANISKAS
995 Old Eagle School Rd., Suite 311
Wayne, PA 19087
Telephone: (484) 588-5516
Facsimile: (484) 450-2582

Attorneys for Plaintiff